

August 5, 2013

Via E-mail
Mr. Richard A. Santa
Senior Vice President and Chief Financial Officer
Dynamic Materials Corporation
5405 Spine Rd.
Boulder, CO 80301

      Re: **Dynamic Materials Corporation**
               Form 10-K for the year ended December 31, 2012
               Filed March 14, 2013
               Definitive Proxy Statement on Schedule 14A
               Filed April 12, 2013
               File No. 1-14775

Dear Mr. Santa:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Adjusted EBITDA, page 36

1.   We note that you also use EBITDA and Adjusted-EBITDA as a reliable indicator of your ability to generate cash flow from operations, indicating that you are also using these measures as liquidity measures. Please revise future periodic filings to also reconcile EBITDA and Adjusted EBITDA to the most directly comparable GAAP measure, in this case, Cash Flows from Operations. If you are not utilizing this measure as a liquidity measure, please remove your reference to cash flows from operations in future periodic filings.

Liquidity and Capital Resources, page 37

2.   To the extent that you hold cash outside of the US and it is material to your liquidity, in
        future filings please (i) enhance your liquidity disclosure to quantify the amount of
        foreign cash and cash equivalents at the end of your reporting period, (ii) address the
        potential impact on your liquidity of having this cash outside the United States and (iii)
        include a statement, if true, that you would need to accrue and pay taxes if such foreign
        cash was repatriated.

Critical Accounting Policies and Estimates, page 40

Goodwill and Other Intangible Assets, page 40

3.   In future filings please expand your disclosures to identify your reporting units as well as
        how you determined those reporting units. In addition, if the fair value of your reporting
        units is not substantially in excess of their carrying values, please disclose the following:
        • The percentage by which fair value exceeds carrying value as of the most recent
          step-one test;
        • A description of the methods and key assumptions used and how the key
          assumptions were determined;
        • A discussion of the degree of uncertainties associated with the key assumptions,
          and;
        • A discussion of any potential events, trends and/or changes in circumstances that
          could reasonably be expected to negatively affect the key assumptions.
        If you have determined that estimated fair values substantially exceed carrying values,
        please disclose that determination. Refer to Item 303 of Regulation S-K and Section V of
        Interpretive Release 33-8350 for guidance. Please provide us with your proposed future
        disclosures.

Definitive Proxy Statement on Schedule 14A filed April 12, 2013

Primary Elements of Our Executive Compensation Program, page 31

4.   We note that your executive officers are eligible to earn bonuses based on the
        achievement of performance targets. Please provide quantitative disclosure of the terms
        of the necessary targets or performance objectives to be achieved in order for your
        executive officers to earn their incentive compensation. To the extent you believe that
        disclosure of the performance objectives is not required because it would result in
        competitive harm such that you may omit the disclosure under Instruction 4 to Item
        402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting
        your conclusion and provide appropriate disclosure pursuant to Instruction 4. In
        discussing how difficult it will be for you to achieve the target levels or other factors,
        please provide as much detail as necessary without disclosing information that poses a

reasonable risk of competitive harm. Refer generally to Question 118.4 of the Regulation S-K Compliance and Disclosure Interpretations.

Long-Term Incentives and Retirement Benefits, page 32

5.   We note that in January 2013 in lieu of shares you paid Mr. Cariou and Mr. Banker cash in an amount equal to the value of the shares of stock awarded based on the closing price of the company's stock on the following day. Please tell us the amount of these awards and where such awards are reflected on the Summary Compensation Table and Grants of Plan-Based Awards Table. Also clarify whether the January 2013 award to Mr. Cariou was in addition to the special award disclosed on page 33.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at (202) 551-3754 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief